Exhibit 99.1

PRESS RELEASE

For immediate release

NMG Files 2024 Financial Reports and Provides an Update on its Roadmap to FID for the Integrated Phase-2 Matawinie Mine and Bécancour Battery Material Plant

+	Issuance of the Updated Feasibility Study for the Matawinie Mine and the Bécancour Battery Material Plant Projects that reflects advancement in engineering and project design, and updated financial parameters; Phase 2 now progressing toward FID.

+	NMG entering its project financing stage in preparation for FID, having received approximately $1.6 billion in expressions of interest from potential lenders, Anchor Customers and institutional equity investors.

+	As the Company progresses toward FID, NMG and its Anchor Customers are working collaboratively to reach agreement on outstanding conditions precedent, including an updated project timeline, necessary to secure the purchase obligations under the offtake agreements and the related funding obligations by such Anchor Customers.

+	Engineering advancement supports the preparation of purchase orders for vendor engineering and long-lead items.

+	Following preparatory works, Phase-2 sites are ready for the start of construction, upon a positive FID, project financing, and construction authorizations. Preparation is well advanced via the execution plan, detailed construction sequence and schedule, contracting strategy, as well as health and safety, environment, and quality programs.

+	Change to the prevalent purification technology for the Phase-2 Bécancour Battery Material Plant following testing and trade-off analyses, enabling a reduction of technology risks.

+	Signature of an impact and benefit agreement with the Atikamekw First Nation of Manawan, securing consent for the Matawinie Mine Project and ensuring environmental participation, training, employment, business opportunities, cultural recognition, as well as financial benefit sharing.

+	Equity investments totaling US$100 million in 2024 by Panasonic, GM, CGF and IQ, in addition to an aggregate US$37.5 million private placements by strategic partner Mitsui and long-time investor Pallinghurst to surrender and cancel their convertible notes.

+	Uplisting to the TSX upon having met the necessary listing requirements.

+	Growth in the energy storage sector of 111% year-over-year and 25% in the global EV market (Rho Motion, January 2025), with a record 1.3 million EVs sold in the U.S. (Bloomberg, January 2025). Despite oversupply pressures in 2024, graphite demand is projected to grow rapidly, with North America and Europe expected to see over 300% growth in the next decade as their economies strive to decouple supply chains from China (Benchmark Mineral Intelligence, February 2025).

+	Continued focus on the safe and responsible conduct of operational and construction activities; year-end TRIFR rate of 1.78 at the Company’s facilities and 0 at worksites, no major environmental incidents, and carbon-neutral year-end balance through reduction efforts and verified offsetting via 583 certified carbon credits.

+	Period-end cash position of $106 million.

MONTRÉAL, CANADA, March 31, 2025 – Nouveau Monde Graphite Inc.’s (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) filed its financial reports for the 2024 period, a year marked by the attainment of significant commercial, technical, and corporate milestones in the development of the Company’s ore-to-active-anode-material business model. With the issuance of the NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects (the “Updated Feasibility Study”), NMG is entering its project financing stage to reach the final investment decision (“FID”). The Company’s Anchor Customers,  Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), and General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co. (collectively, “GM”) (NYSE: GM), along with institutional equity investors and potential lenders are already active with the project financing stage.

Arne H Frandsen, Chair of NMG, said: “NMG’s business model is rooted in the clean energy transition, striving to capitalize on Western economies’ growing appetite for critical minerals, local and ESG-compliant supply chains, as well as reshoring manufacturing capacity. Offtake agreements and equity investments from Anchor Customers coupled with placements from key shareholders and governmental funds have propelled our development this year. We are now moving toward FID to bring to commercial production one of North America’s first and largest fully integrated graphite production of active anode material.”

Eric Desaulniers, Founder, President, and CEO of NMG, declared: “2024 has been a year of unprecedented collaboration; I thank all those who contributed to our success. From derisking our projects and technologies to securing long-term collaboration with the Atikamekw First Nation, Panasonic and GM, we have laid a strong foundation on which to build our Phase-2 Matawinie Mine and Bécancour Battery Material Plant. Market conditions create a favorable landscape for our transition to commercial operations; we are eager to crystallize our project financing and construction plans.”

 NMG’s 2024 Annual Report can be consulted at https://nmg.com/wp-content/uploads/2025/03/NMG-2024-Annual-Report.pdf

Roadmap to FID

Following active engineering, advancement in project design, refinement of technological, and updated financial modeling, the Company issued results of the Updated Feasibility Study. The study demonstrated NMG’s Phase-2 technical and economic viability, enabling the Company to enter its project financing stage with a view to FID.

The Company provides notice that the Updated Feasibility Study, with an effective date of March 25, 2025, has been filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, and with the United States Securities and Exchange Commission. It is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and on NMG’s website.

The Updated Feasibility Study, which includes adjusted capital and operating expenditures, now enables NMG to enter its project financing stage in preparation for FID. To date, the Company has received cumulative expressions of interest from potential lenders, institutional equity investors and equity commitment of Anchor Customers for approximately $1.6 billion for its Phase-2 project financing. The Company is set to present to said financial partners the results of the Updated Feasibility Study, on-going due diligence exercises, and information on the project execution strategy and risk management, with a view to formalize their participation in the project financing.

The Updated Feasibility Study was among the key deliverables to GM and Panasonic to ensure that contractual components are aligned prior to launching Phase-2 construction and meeting all conditions of the Anchor Customers’ offtake obligations and additional equity subscription commitments. The Company and its Anchor Customers are working collaboratively toward FID and are in discussions to update the project timeline, including the satisfaction of the condition precedents and other project-related agreements.

As the Company advances financing and commercial activities, engineering, procurement, and construction preparation progress in parallel with NMG’s integrated project team. Detailed engineering of the Matawinie Mine support the preparation of purchase orders for vendor engineering and long-lead items. Additional procurement activities are being deployed in preparation of the first construction packages now ready for tendering, including direct meetings with local and Indigenous businesses representatives to document the capacity, service offerings, and availability of businesses in the region.

The Bécancour Battery Material Plant is now moving to detailed engineering, leveraging expertise from specialized consultants in graphite processing and seeking to refine environmental performance and operational parameters for the chemical purification technology. The procurement strategy for key technical expertise, specialized equipment, and long-lead items is progressing correspondingly.

Construction preparation is also advancing to outline the execution plan, detailed construction sequence and schedule, contracting strategy, as well as health and safety, environment, and quality programs. Following preparatory works, Phase-2 sites are ready for the start of construction, upon a positive FID, project financing, and construction authorizations.

Corporate & ESG Development

In January 2025, the Company uplisted to the Toronto Stock Exchange upon having met the necessary listing requirements

The Company is committed to the safe and responsible conduct of operations. For the twelve-month rolling period ended December 31, 2024, NMG reported a total recordable injury frequency rate (“TRIFR”) of 1.78 and severity rate of 2.67 at the Company’s facilities. In 2024, NMG maintained its track record with no major environmental incidents.

NMG has taken concrete steps to avoid, reduce, and fully offset its GHG emissions, confirming its carbon-neutral status and mapping its intended transition to Net Zero by 2030 (Scope 1, Scope 2, and some Scope 3 emissions). For 2024, the Company reports GHG emissions of 583 tonnes of CO2 equivalent for carrying out its operations at its Phase-1 demonstration plants and corporate offices. NMG has purchased and retired VCS-certified carbon credits to offset this balance.

The Company ended the year with a cash position of $106 million.

Market Perspectives

Market conditions remain favorable to NMG’s business strategy as clean energy solutions continue to expand and manufacturers seek to secure critical materials close to their Western production facilities to reduce geopolitical risks, ease transportation and inventory management, and build resilience.

While growth varied across geographies in 2024, the global EV market saw a 25% year-over-year increase in sales (Rho Motion, January 2025), with a record 1.3 million units sold in the U.S. (Bloomberg, January 2025). Early 2025 data aligns with this megatrend, tallying a 22% year-over-year growth in the U.S. and Canada, and 18% in Europe thereby outpacing China (Reuters, February 2025). NMG’s customer GM reported significant progress on its EV strategy with rising sales (50% increase in the U.S., 109% increase in Canada) and doubled market share (GM, January 2025).

In parallel, renewable energy storage experienced sizable growth, supported in part by more than $2 trillion investments in the energy transition (BloombergNEF, January 2025). Some 205 GWh of storage were deployed globally in 2024 – a 111% year-over-year increase – with over 1 TWh planned of new capacity in the production pipeline by 2027 (Rho Motion, January 2025).

Market expansion in EVs and energy storage drives increased demand for battery production, and thus, battery materials. Graphite-based anode constitutes the standard across all lithium-ion battery chemistries; making graphite the most important material in batteries. Natural active anode material demand grew by 34% in 2024 with demand expected to reach 10,701,000 tpa in 2030 to supply the forecasted battery capacity of 9,584 GWh (Benchmark Mineral Intelligence, February 2025). NMG’s customer Panasonic Energy was the fourth largest cell supplier by battery capacity deployed in 2024 (Adamas Intelligence, February 2025).

Geopolitical measures targeting strategic trade activities are contributing to significant changes in the graphite market dynamics. Indeed, the International Energy Agency identified graphite as the most at-risk battery mineral due to the geographical concentration of mining and refining, the supply/demand balances, and the export risks of major suppliers (IEA, Global Critical Minerals Outlook 2024).

Reliability and resilience of supply chains are central to enabling the development of cleantech production in the Western World. NMG is positioned to capitalize on governments’ efforts to reshore manufacturing, secure the critical minerals needed, and reduce dependencies on competing economies. NMG’s customer Panasonic Energy reiterated its plans to build localized supply chains for its North American production (Reuters, January 2025).

Expanding on graphite export restrictions initiated in 2023, the Chinese Ministry of Commerce introduced additional controls on graphite including the ban of dual-use item exports for U.S. military and stricter end-use reviews (Fastmarkets and Benchmark Mineral Intelligence, December 2024). All the while, the Trump Administration declared a “National Energy Emergency” and pointed to insufficient critical minerals mining and processing to support key energy and economic sectors (The White House, Declaring A National Energy Emergency Executive Order, January 2025). As part of its protectionism policies, the administration announced tariffs on goods imported into the U.S., namely 10% for critical minerals from Canada, and a general 20% additional to the existing 25% for graphite from China (total 45%). The U.S. International Trade Commission is investigating trade activities following a petition from the American Active Anode Material Producers seeking antidumping and countervailing duties on Chinese imports (Bloomberg, January 2025).

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral active anode material to power EV and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With recognized ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, the Company’s ability to fulfill the conditions precedent of the offtake agreements, the Company’s ability to secure a positive FID, to develop a fully integrated ore-to-battery-material source of graphite-based active anode material in the Province of Québec, to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, to provide high-performing and reliable advanced materials while promoting sustainability and supply chain traceability,  and to position its integrated graphite operation in capital markets, the completion of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant, the continuity of the market conditions and geopolitical dynamics create a favorable landscape for our transition to commercial operations, the Western economies’ growing appetite for critical minerals, and the Company’s ability to capitalize on such growing appetite and to capitalize on governments’ efforts to reshore manufacturing, secure the critical minerals needed, and reduce dependencies on competing economies, the execution of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company’s future role in supporting North America’s efforts to reshore critical mineral production, reducing dependency on foreign supply chains and strengthening the continent’s energy transition, the continuity of the clean energy transition, the increased demand for battery production, the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to obtain sufficient financing for the development of the Matawinie Mine and the Bécancour Battery Material Plant, the Company’s ability to provide high-performing and reliable advanced materials while promoting sustainability and supply chain traceability, the consumers demand for components in lithium-ion batteries for EVs and energy storage solutions, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment , and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 31, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.